Exhibit 99.2

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: Signature (Joint Owners) Signature [PLEASE SIGN WITHIN BOX] Date Date SCAN TO VIEW MATERIALS & VOTE 0 0 0 0000555267_1 R1.0.0.24 BAOSHENG MEDIA GROUP HOLDINGS LIMITED BLOCK B JINQIU INTERNATIONAL BUILDING ROOM 901 NO. 6 ZHICHUN ROAD, HAIDIAN DISTRICT BEIJING, CHINA VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on 04/28/2022. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. During The Meeting - Go to www.virtualshareholdermeeting.com/BAOS2022 You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on 04/28/2022. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. The Board of Directors recommends you vote FOR the following proposal: For Against Abstain 2. To approve a share consolidation of the Company's 100,000,000 ordinary shares, par value US $0.0005 per share, in the Company's issued and unissued share capital at a ratio of one-for-three and one fifth such that each 3.2 ordinary shares shall be combined into one ordinary share of the Company with a par value of US $0.0016. NOTE: Such other business as may properly come before the meeting or any adjournment thereof. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

0000555267_2 R1.0.0.24 Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Form 10-K and Notice and Proxy Statement are available at www.proxyvote.com BAOSHENG MEDIA GROUP HOLDINGS LIMITED Annual Meeting of Shareholders April 29, 2022 8:00 AM Beijing Time This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) Wenxiu Zhong and Sheng Gong, or either of them, as proxies, each with the power to appoint (his/ her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of BAOSHENG MEDIA GROUP HOLDINGS LIMITED that the shareholder(s) is/ are entitled to vote at the Annual Meeting of Shareholders to be held at 8:00 AM Beijing Time, on April 29, 2022, at www.virtualshareholdermeeting.com/ BAOS2022, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Continued and to be signed on reverse side